SKADDEN , ARPS , SLATE , MEAGHER & FLOM
	世達國際律師事務所	AFFILIATE OFFICES
PARTNERS		——————
GEOFFREY CHAN *	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
SHU DU *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO HOUSTON
ANDREW L. FOSTER *		LOS ANGELES
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	NEW YORK
EDWARD H.P. LAM •*	FAX: (852) 3740-4727	PALO ALTO
HAIPING LI *	www.skadden.com	WASHINGTON, D.C.
RORY MCALPINE •		WILMINGTON
JONATHAN B. STONE *		——————
PALOMA P. WANG		BEIJING
• (ALSO ADMITTED IN ENGLAND & WALES) *		BRUSSELS
(ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYER		MOSCOW
MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
	May 21, 2021	TOKYO
TORONTO

VIA EDGAR

Ms. Jan Woo

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kanzhun Ltd. (CIK No. 0001842827)
Registration Statement on Form F-1

Dear Ms. Woo, Mr. Kim, Mr. Krikorian and Ms. Veator:

On behalf of our client, Kanzhun Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and its amendment thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*    *    *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:	Peng Zhao, Chief Executive Officer, KANZHUN LIMITED

Yu Zhang, Chief Financial Officer, KANZHUN LIMITED

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Cathy Yeung, Esq., Partner, Latham & Watkins LLP

Allen Wang, Esq., Partner, Latham & Watkins LLP